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                                                                    EXHIBIT 5.2



                     [CHAPARRAL STEEL COMPANY LETTERHEAD]


                            FOR IMMEDIATE RELEASE

                            CHAPARRAL STEEL BOARD
                           RECEIVES OFFER TO MERGE


(Midlothian, Texas - May 22, 1997) The Board of Directors of Chaparral Steel Company (NYSE-CSM) today announced that it has received an unsolicited offer to merge with Texas Industries, Inc., owner of 85% of Chaparral Steel.

Under terms of the offer, owners of the publicly traded shares of Chaparral Steel would receive consideration of $14.25 per share, pursuant to a cash merger. The Board of Directors has appointed a Special Committee to consider the offer and make a recommendation to Chaparral's Board. No timetable has been adopted by the Special Committee for a response to the proposal from Texas Industries.

Chaparral Steel Company manufactures high quality structural and bar products from recycled steel for distribution throughout North America.






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